FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 134th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: June 3, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

(Translation)

NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND THIRTY FOURTH ORDINARY

GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

June 2, 2003

Dear Shareholder:

Please be advised that the 134th Ordinary General Meeting of Shareholders of Komatsu Ltd. (the “Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested. If you are unable to attend the meeting, we would appreciate your reviewing the attached documents, affixing your seal or signature on the enclosed instruction card concerning the exercise of voting rights, and returning it to the Company after indicating thereon your approval or disapproval of the items of business enumerated in the attached documents.

Sincerely yours,

Masahiro Sakane

President and Representative Director

KOMATSU LTD.

3-6, Akasaka 2-chome Minato-ku, Tokyo

Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this document and Japanese original, the original shall prevail.

PARTICULARS OF MEETING

1. Date and Time:	June 26, 2003 (Thurs.) at 10:00 a.m. ( Japan)

2. Place:	2nd Floor, Komatsu Building
3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

3. Purpose of Meeting:

Items to be Reported	Matters concerning the Balance Sheet as of March 31, 2003 and the Business Report, Statement of Income for the 134th business term (April 1, 2002—March 31, 2003).

Items to be Resolved:

1st Item of Business:	Matters concerning the approval of the proposed Appropriation of Profit for the 134th business term (April 1, 2002—March 31, 2003).

2nd Item of Business:	Matters concerning the Company’s acquisition of its treasury shares. The details of this item are set forth in the “Referential Documents Regarding the Exercise of Voting Rights”.

3rd Item of Business:	Matters concerning partial amendment of the Articles of Incorporation. The details of this item are set forth in the “Referential Documents Regarding the Exercise of Voting Rights”.

4th Item of Business:	Matters concerning the election of eight (8) Directors.

5th Item of Business:	Matters concerning the election of one (1) Statutory Auditor.

6th Item of Business:

Matters concerning the issuance of Share Acquisition Right to persons other than Shareholders for the purpose of employees/directors stock options.

The details of this item are set forth in the “Referential Documents Regarding the Exercise of Voting Rights”.

7th Item of Business:	Matters concerning the payment of retirement allowance to retiring Director.

ATTACHED DOCUMENTS

EXHIBIT I

Business Report

(April 1, 2002—March 31, 2003)

Note: As Komatsu’s management is basically oriented towards globally consolidated management, this Business Report is also prepared to cover the information of the Company on a consolidated basis as much as possible. The Company’s consolidated business results are presented in accordance with the GAAP of US.

I.	Outline of Business

(1)	Developments and Results of Business Operations

During the year under review, the Japanese economy accommodated some signs of improvement fueled largely by expanded exports in the first half period, while public-sector investments remained sluggish throughout the year. In the second half period, uncertainty of the economy increased, reflecting prolonged bearish conditions of the stock market and other negative factors. Overseas, the economy expanded in China and other Asian countries, while it fell short of generating full momentum for recovery in the United States. European economies continued to slow down as a whole.

In such conditions, Komatsu Ltd. upheld an upturning recovery of profits and business performance as the most important management task, and continued to concert its efforts in the Reform of Business Structure Project which centers on the New Growth Strategy for the Construction and Mining Equipment Business, its mainstay operation, cutbacks of fixed costs, and substantial reduction of production costs.

To further reinforce the foundation of its construction and mining equipment business from a global perspective, Komatsu carried out regionally tailored, optimal marketing aggressively around the world under the leadership of Komatsu Ltd. in Japan, and the regional headquarters in the Americas, Europe, Southeast Asia and Oceania, and China. In the major markets of Japan, North America and Europe, demand continued to slip, resulting in very difficult conditions for Komatsu. Meanwhile, in China, where demand surged, both production and sales expanded markedly. In Southeast Asia, Oceania, the Middle East, Africa and other markets, Komatsu capitalized on its advantage as a full-line manufacturer and made big gains in sales. Successful sales of the GALEO-series equipment, which Komatsu has steadily introduced around the world since 2001, contributed to the expanded market share for Komatsu equipment in North America, Europe and other overseas regions.

Komatsu’s electronics businesses, especially the silicon wafer business, took on a note of business recovery.

Komatsu steadfastly improved earnings of forklift trucks, industrial machinery and agricultural and forestry equipment with successful sales of new products with unique advantages.

Komatsu doubled its group-wide efforts to reduce fixed costs and worked to improve profitability.

As a result, Komatsu posted consolidated net sales of JPY1,089.8 billion for fiscal 2003 ended March 31, 2003, registering an increase of 5.2% over the previous fiscal year. Improved business results from the concerted efforts of all divisions were offset mainly by the negative effects of impairment loss of investment securities reflecting a sharp plunge of prices on the Japanese stock market toward the end of the fiscal year. As a result, income before income taxes for the year amounted to JPY12.9 billion, compared to a loss before income taxes of JPY106.7 billion for the previous year. Net income for the fiscal year totaled JPY3.0 billion, compared to a net loss of JPY80.6 billion registered for the previous year.

On a non-consolidated basis, the Company recorded net sales of JPY376.9 billion, down 1.6% over the previous year, ordinary profits of JPY12.6 billion, up 233.0%, and net income of JPY3.4 billion compared to a net loss of JPY41.8 billion for the previous year.

Review of operations is described below.

Construction and Mining Equipment

Consolidated sales of construction and mining equipment for the year totaled JPY767.8 billion, up 5.0% over the previous year, while non-consolidated sales were JPY315.6 billion, down 2.3%.

In Japan, a fall in demand slowed down in the last half period of the year. For the year, however, demand declined almost by 15%. Consolidated sales totaled JPY235.8 billion, down 9.4% from the previous year, whereas non-consolidated sales decreased 19.9% to JPY146.6 billion.

While the Company continued to launch new equipment on the market, centering on GALEO-series models, and worked to secure sales, it also focused its efforts on the rental of comprehensive equipment and facilities for civil engineering works through affiliated rental companies. In the used equipment business, as export demand for Japanese used equipment remained buoyant, especially to other Asian countries, the Company aggressively held auctions under the leadership of Komatsu Used Equipment Corp. In response to the structural change of the Japanese market, the Company further promoted reassessment of its sales operation including greater area coverage by each distributor. Nevertheless, all these efforts fell short of making up for declined demand, and Japanese sales for the year decreased from the previous year.

Consolidated overseas sales for the year advanced 13.0% over the previous year, to JPY531.9 billion, supported by buoyant sales in Asia including China, Oceania, the Middle East and Africa regions. On a non-consolidated basis, export sales from Japan reached JPY169.0 billion, up 20.7% over the previous year.

In North America, demand for construction equipment declined for the fourth consecutive year, and Komatsu’s sales for the year decreased from the previous year. In addition to consolidation of subsidiaries for improved business efficiency, Komatsu established the North American Development Center and a training center in order to build up its product development and support capabilities. Komatsu also strengthened the capabilities of its distributors and stepped up market introduction of the GALEO series equipment. In the utility (compact) equipment business, Komatsu emphasized marketing of backhoe loaders produced in the US and skid steer loaders designed for the North American market. In the mining equipment business, Komatsu worked to increase its market share through aggressive marketing of large bulldozers and other equipment and to expand sales of Repair & Maintenance contracts. However, sales of mining equipment declined from the previous year, adversely impacted by a sharp drop in demand for off-highway dump trucks.

In Europe, demand plummeted in Germany, the largest European market, and France, while demand remained fairly strong in other countries. Nevertheless, overall European demand registered negative growth following the previous year. Under such an environment of declined demand, Komatsu implemented aggressive sales and service activities centering on new models of hydraulic excavators and wheel loaders as well as skid steer loaders developed in Europe. As a result, Komatsu made steady gains in the market share and expanded sales for the year.

In China where demand climbed during the year, Komatsu boosted sales of hydraulic excavators, most of which were made by Komatsu Shantui Construction Machinery Co., Ltd. As for Komatsu Shantui Construction Machinery, Komatsu increased its stake in this joint-ownership to 60%, changing its status to a consolidated subsidiary in August 2002. And this subsidiary embarked on the production and sales of new PC200 hydraulic excavators under the GALEO series this year. Komatsu also worked to multiply its capabilities for local procurement of parts and further reduction of costs by establishing two joint-ownership manufacturers with a Chinese partner and a Japanese supplier, one for cabs and the other for large metal parts. In the meantime, Komatsu (China) Ltd. concerted its efforts to reinforce the sales and after-sales service capabilities of its distributors.

In Southeast Asia, demand remained stable in Indonesia, the largest market of the region, while demand expanded substantially in Thailand. Under such an environment, Komatsu recorded successful sales of GALEO-series equipment, resulting in a sizable increase in its market shares, especially that of hydraulic excavators. In Southeast Asia, Komatsu has already built up an effective manufacturing operation and excellent collaborative relationships with distributors. As a result, Komatsu recorded expanded sales over the previous year, by far exceeding the growth rate of demand.

In both Oceania and the Middle East, where the Company serves primarily with exports from Japan, demand expanded significantly, while demand in Africa declined from the previous year. As these regions accommodated demand for an extensive range of products such as hydraulic excavators, bulldozers, wheel loaders and dump trucks, the Company capitalized on an advantage of its full-line offerings and boosted sales in all these regions over the previous year.

Electronics

Consolidated sales from the electronics business for the year advanced 11.0% over the previous year, to JPY85.1 billion. On a non-consolidated basis, sales declined 17.1% to JPY3.1 billion, reflecting a drop in sales of communications and control equipment.

The silicon wafers market returned to a recovery track in the first half of the period of the fiscal year under review, but it only lasted until summer of 2002 for subsequent fall, and remained sluggish thereafter. To secure profits and reinforce its business structure under such an environment, Komatsu Electronic Metals Co., Ltd. worked to enhance its product competitiveness, mainly of its stronghold 200mm wafers and improve the production efficiency of discrete wafers. At the same time, Komatsu Electronic Metals implemented customer needs-tailored sales and service operations. As a result, the Company was able to post improved earnings for the year compared to the previous year. Formosa Komatsu Silicon Corporation, a joint-ownership manufacturer, established with a local partner in Taiwan, expanded its sales channels in both Taiwan and other Asian regions, increased its ratio of prime wafers, and included high-value added annealed wafers in its product offerings. Coupled with focused efforts on securing profits, Formosa Komatsu Silicon accomplished the turning to the black in the second half period of the year under review. As a result of all these achievements, Komatsu Electronic Metals improved consolidated business results substantially, making vital contributions to improved earnings of the Electronics Business of the Company. In response to the growing market for 300mm wafers, Komatsu Electronic Metals has continued to advance technological development for higher quality and mass production, while investing in facilities within the range of cash flows so that it will be able to expand its monthly production capacity of 10,000 pieces today to about 45,000 pieces by fiscal 2006.

In the United States, Advanced Silicon Materials LLC (ASiMI) reduced its production capacity by consolidating its plants at the end of the previous fiscal year, and thus their sales for the year declined from the previous year. ASiMI has specialized in high-margin products and received benefits of reduced fixed costs resulting from the consolidation of plants. While ASiMI had to register a loss for the year, it improved its profitability substantially from the previous year, which it regards as its worst year.

Komatsu Electronics, Inc. strove to expand sales of temperature control equipment for semiconductor manufacturing. However, sales of thermoelectric modules remained slack, reflecting depressed conditions of the North American fiber-optic telecommunication market. As a result, difficult conditions for the company continued in terms of its earnings.

Others

Consolidates Sales from other operations totaled JPY236.7 billion for the year, up 4.0% over the previous year, while non-consolidated sales were JPY58.1 billion, up 3.5%. On a non-consolidated basis, sales of large presses declined from the previous year, reflecting intensified global competition among Japanese and foreign press builders. Meanwhile, sales to Japan’s Defense Agency accelerated in the second half period and expanded for the year.

Komatsu Forklift Co., Ltd. implemented aggressive sales of renewed models of its mainstay engine-driven forklift trucks as the LEO-NXT series in particular, battery-driven forklift trucks and Linde-made models. In Japan, where demand remained slack throughout the year, the Company secured sales at about the same level as last year. Overseas, the Company boosted export sales to China and Southeast Asia, and its subsidiary in the United States made significant improvement in earnings. Coupled with benefits of reduced fixed costs, the Company achieved an increase in both sales and profits.

Komatsu Industries Corporation made a big gain in sales of small and medium-sized presses in the sluggish Japanese market by expanding sales of the H1F Hybrid AC Servo Press Series and other models. Export sales of presses also increased firmly, especially to China and Southeast Asia. For its sheet metal machinery line under tough market conditions, meanwhile, the Company focused management resources on the development and sales of strategic products such as Gattling press centers and twister fine plasma cutting machines. As a result, the Company recorded the third consecutive year of expanded sales and profits.

Komatsu Zenoah Co. expanded sales of EZ Start brushcutters and chainsaws, which feature significant improvement of ignition, in the agricultural and forestry equipment business, when Japanese demand slipped. The Company also boosted sales of innovative new knapsack-type brush-cutters. Overseas, the Company increased sales for the year, while North American demand declined but export demand advanced steadily to Europe, China and Southeast Asia. With respect to its two-stroke engines that are competitive for environmental friendliness, the Company worked to expand the business in North America, the largest market of the world. As a result, the company achieved record-high sales in the agricultural and forestry equipment business.

(2)	Capital Expenditure

During the period under review, most of the investments were concentrated in the construction and mining equipment business, where investments were made in developing and manufacturing new products and in achieving production efficiency. The capital expenditures for the rental business in the domestic construction equipment division were made to the scheduled level. In the electronics business, investments were made to expand production of the 300 mm wafers in addition to the investments to improve the precision of silicon wafers, to develop next-generation technologies and to improve production efficiency.

As a result, total investments in facilities amounted to JPY70.4 billion on a consolidated basis, down JPY3.9 billion from the previous period, and JPY7.5 billion on a non-consolidated basis, down JPY3.8 billion from the previous period.

(3)	Fund Raising

During the period under review, the Company made borrowings through syndicated loans in Japan to pay retirement allowance resulting from the management reforms and to prepare for an unstable financing situation. The Company also issued corporate bonds in the maximum amount of JPY30.0 billion. In North America and Europe, the Company shifted from short-term capital procurement to long-term capital procurement to stabilize its operating capital.

(4)	Future Challenges

Komatsu’s efforts in its Reform of Business Structure have begun to reap steady results. To ensure these results for certain, the Company is prepared to solve each of the following issue in a steady and speedy manner by drawing on its “Spirit of Manufacturers” strength as well as corporate governance, and is determined to accomplish a V-shaped recovery of its business performance.

1)	To promote its new growth strategy for the construction and mining equipment business

While the Japanese market for construction equipment is undergoing structural changes, the US and European markets for construction and mining equipment are cyclical in general and stable in a mid-and-long-range perspective. With additional demand from infrastructure developments in China, Southeast Asia and the Middle East, Komatsu can continue to expect growth as a whole.

Under such an environment, Komatsu in Japan and each regional headquarters will take up a central role of reinforcing the competitiveness of respective regional operations based on global sales and service networks. At the same time, the Company will also strive to expand the parts business and get involved in new, promising areas of working gears, such as special application equipment and attachments, environment and components.

In Japan, meanwhile, the Company will continue its efforts to expand downstream businesses after sales of new equipment, such as rental, used equipment, and parts and service, in addition to launchings of new products. The Company is determined to develop a business model to circulate new, rental and used equipment as an integrated whole in Japan as soon as possible and be a pace setter for the global construction and mining equipment industry of the future.

2)	To reinforce its competitiveness based on the “Spirit of Manufacturers” commitment

It is important for Komatsu as a manufacturer to continue its reform efforts based on the “Spirit of Manufacturers” commitment in order to enhance its competitiveness. The Company will continue to focus its efforts on the realization of top cost competitive level in each region and development of new products with Unique and Unrivaled features which overwhelm competitors.

In Japan, the Company manufactures cost-competitive products thanks to collaboration with suppliers and improvements resulting from creative ideas of employees in addition to skills and technologies accumulated over many years. By transferring these technologies and know-how to overseas manufacturing subsidiaries and supporting them, the Company is working to sharpen their cost competitiveness.

New product development and model renewal offer a great opportunity for Komatsu to reduce costs. The Company will generate impressive results through unified teamwork of employees from development, design, procurement and production to sales and service.

3)	To facilitate the selective focus undertaking

In light of limited management resources, it is not easy for one company to generate stable profits in different business domains under the global competition. Komatsu will further promote its selective focus by evaluating all business operations of the Komatsu Group by the criteria of progress of differentiation based on technological advantages and sufficient return on investment and by considering the best possible way for further growth of concerned operations.

4)	To reinforce the foundation for competitiveness

The basics of competitiveness are technological capabilities, strong financial structure and the spirit of challenge held by employees.

To drive the “Spirit of Manufacturers”-based reform, Komatsu needs to sharpen its technological capabilities constantly, and will thus continue to invest in the development of not only today’s, but also future-leading technologies. As for strengthening our financial structure, we have worked to strengthen it to date. To conduct sound management, the Company will strive to make our financial structure lean and strong. Furthermore, the Company is prepared to make its organization more flexible and agile, staffed by every employee having the spirit of challenge.

5)	Improvement of Corporate Governance

Komatsu has worked to ensure neutrality and soundness of management previously through the Board of Auditors having two external and two internal auditor-members. In 1999, the Company reorganized the Board of Directors, reducing the number of board members. Under the new organization since then, board members have been able to discuss selected management issues more thoroughly and effectively for quicker decision-making. At the same time, we invited a director from outside the Komatsu Group to ensure transparency and objectivity of management. The Company also established the Compensation Committee staffed mainly by people from outside the Komatsu Group. Furthermore, the Company is working to ensure that all employees of the Komatsu Group observe “Komatsu’s Code of Worldwide Business Conduct” stipulated and published since 1998, in addition to the laws and regulations.

Komatsu is determined to further strive not only to improve management efficiency but also to establish corporate ethics and assure soundness of management in order to maximize the corporate value of the Komatsu Group. And through these efforts, Komatsu will work to become a company which will enjoy larger trust of shareholders and all other stakeholders.

The Komatsu, with the “Spirit of Manufacturers”, is focused on creation of the products (hard and software) that are appreciated by the customers and to produce profit and achieve corporate growth. In addition to all the management of Komatsu, all Komatsu employees around the world are confident and well focused in their efforts to achieve their aims.

(5)	Comparison of Financial Data

The financial position for this period and the recent 3 years are as follows:

(i)	Consolidated Results

	1999 (April 1999— March 2000)	2000 (April 2000— March 2001)	2001 (April 2001— March 2002)	2002 (April 2002— March 2003)
	Unit: Billions of yen
Net Sales	1,055.6	1,096.3	1,035.8	1,089.9
Income before Taxes	19.3	20	(106.7)	12.9
Net Income	13.3	6.9	(80.6)	3.0
Total Assets	1,375.2	1,403.1	1,340.2	1,306.3

(ii) Non-consolidated Results

	131st Period (April 1999— March 2000)	132nd Period (April 2000— March 2001)	133rd Period (April 2001— March 2002)	134th Period (April 2002— March 2003)
	Unit: Billions of yen except per share amounts
Net Sales	441.4	430.2	382.9	376.9
Operating Profit	12.9	14.1	8.7	11.2
Ordinary Profit	9.9	11.2	3.7	12.6
Net Income	13.6	7.2	(41.8)	3.4
Earnings per Common Share (Unit: Yen)	14.05	7.53	(43.81)	3.50
Total Assets	746.8	765.4	685.9	718.8
Net Assets (Shareholders’ Equity)	469.1	473.7	418.8	444.3
Shareholders’ Equity Ratio (%)	62.8	61.9	61.1	61.8

Note:	Effective from 133rd Period, Treasury Shares are provided as an item to be deducted from the capital. Accordingly, Earnings per Common Share, which were calculated on the basis of the number of shares issued and outstanding at the end of the period until 132nd Period, are now calculated on the basis of the average number of shares issued and outstanding for the period deducting therefrom the average number of treasury shares from the 133rd period.

For the 131st Period, the Japanese economy did not realize autonomous recovery, although the government implemented economic stimulus measures. Overseas, the U.S. economy continued to grow and European economies showed signs of mild recovery, while Asian economies turned to the direction of recovery. For the purpose of recovering the performance, Komatsu engaged in three major tasks, to significantly strengthen corporate governance centering around reorganization of the Board of Directors, to recover the profits for the domestic construction equipment business, and to effect structural reforms in the Group’s electronics business. As a result, consolidated sales for the period under review were the level with the previous period but net income for this period improved significantly. On a non-consolidated basis, sales decreased slightly from the previous period year profit for the period improved significantly.

For the 132nd Period, the Japanese economy accommodated some signs of moderate autonomous recovery in the first half of the period. In the last half of the period, however, the Japanese economic mindset returned less positive. Overseas, while U.S. economy began to slow down, European economies remained strong in general. The recovery pace of Asian economies slowed down. For its construction and mining equipment business, Komatsu completed the restructuring program for Japanese production and worked to expand its business domain by utilizing IT. Komatsu’s electronics business continued to facilitate differentiation of products and technologies. Komatsu also worked to reinforce its businesses where it can demonstrate its technological superiority while carrying out business restructuring and establishing business alliances. As a result, on a consolidated basis, sales increased but net income decreased from the previous period. On a non-consolidated basis, both sales and net income dropped from the previous period.

For the 133rd period, the IT depression and further deflation caused negative growth of the economy. The US economy showed solid growth in the second half of the period but its overall growth was slow throughout the period and European economies faced a set-back and the world economy slowed down. Under these difficult environment, in order to improve profits, the Company cut down fixed costs, substantially reduced production costs, and commenced management structure reforms mainly focusing the new growth of construction and mining equipment business, but the Company incurred special losses for this period due to implementation of the early retirement system and transfers of employees to affiliates, and diminution of fixed assets in the electronics division. As a result, the sales for the period dropped on for both consolidated and non-consolidated bases and a loss was recorded.

The outline of business for the current 134th Period is as set forth in above (1) “Development and Results of Business Operations”.

II.	Outline of the Company (as of March 31, 2003)

(1)	Major Lines of Business

Division	Principal Products and Business
Construction & Mining Equipment	Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders*

	Loading Equipment	Wheel loaders, mini wheel loaders, and skid-steer loaders*

	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

	Hauling Equipment	Dump trucks, articulate dump trucks and crawler carriers

	Tunneling machines	Shield machines, tunnel-boring machines (TBM), and small-diameter pipe jacking machines (Iron Moles)

	Recycling Equipment	Mobile debris crushers (Galapagos), automatic soil improver (Literra), and automatic lumber crusher (Refole)

	Other Equipment	Rough-terrain cranes, reach tower cranes, and railroad maintenance equipment

	Engine and Equipment	Diesel engines, diesel generator sets, and hydraulic equipment

	Castings	Steel castings and iron castings*

Electronics	Electronic Materials	Silicon wafers* and polycrystalline Silicon*

	Communication Equipment, Control and Information Equipment	Network related products, LAN peripheral equipment, terminal for location based services, and vehicles controller

	Temperature Control Equipment	Thermoelectric modules*, temperature control equipment for semiconductor wet process*

Others	Metal Forging and Stamping Presses	Large sized presses, middle and small sized presses*, forging presses* and servo presses*

	Sheet-metal Machines and Machines Tools	Press brakes*, shears*, gattling press centers*, laser cutting machines*, fine plasma cutting machines*, and Crankshaft millers*

	Industrial vehicles, Logistics	Forklift, packing and logistics*

	Defense	Ammunition and armored personnel carriers

	Others	Commercial-use-prefabricated structures for businesses, construction waste recycling device

Note:	The products and businesses listed above include those of Subsidiaries. Those with * mark are the principal products and major lines of businesses of Subsidiaries.

(2)	Shares of the Company

(i)	Number of Shares and Number of Shareholders

Number of Shares Authorized to be Issued:	3,955,000,000 shares
Total Number of Shares Issued and Outstanding	998,744,060 shares
Capital stock:	JPY70,120,637,607
Number of Shareholders:	73,137

Note:	As indicated in (4)(iv), the Company issued 39,822,359 new shares on October 1, 2002 following the stock-for-stock exchange with Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co., respectively, and the total number of shares issued and outstanding increased accordingly. However, there were no changes to the amount of the Capital stock.

(ii)	Major Shareholders (Top 10)

Name of Shareholders	Status of Investment by the Shareholder in the Company		Status of Investment by the Company in the Shareholder
	Number of Shares held	Ratio of Voting Right	Number of Shares held	Ratio of Voting Right
	(thousand shares)	(%)	(thousand shares)	(%)
The Taiyo Mutual Life Insurance Company	56,864	5.8	—	—
Japan Trustee Services Co., Ltd. (held by trust units)	54,262	5.5	—	—
NATS CUMCO	50,578	5.2	—	—
The Master Trust Bank of Japan, Ltd.	45,654	4.7	—	—
Nippon Life Insurance Co.	35,004	3.6	—	—
Komatsu Ltd. Employees Stockholding Association	29,088	3.0	—	—
State Street Bank and Trust Company	24,724	2.5	—	—
Euroclear Bank S.A./N.V	23,067	2.4	—	—
The Chase Manhattan Bank N.A. London	21,982	2.2	—	—
Lehman Brothers Inc. Tokyo Branch	21,193	2.2	—	—

Notes:

1.	The Taiyo Mutual Life Insurance Company changed its trade name to Taiyo Life Insurance Company on April 1, 2003. As of this same day, the Company held 46,000 shares of The Taiyo Life Insurance Company (3.1% of the voting rights).
2.	NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company’s ADR (American Depository Receipts).

(iii)	The Status of Acquisition, Disposal, etc. and Holding of the Treasury Shares

(1)	The status of acquisition of the treasury shares of the Company during this period:

(a)	Acquisition pursuant to the resolution of Article 210, Paragraph 1 of the Commercial Code:
Type and Number:	Ordinary shares	950,000 shares
Total Acquisition Price:	JPY416,895,000

(b)	Acquisition from purchase of less than one unit (tangen) of shares:
Type and Number:	Ordinary shares	745,439 shares
Total Acquisition Price:	JPY303,743,775

(2)	Treasury shares disposed during this period:
No treasury shares were disposed during this period.
(3)	Treasury shares canceled during this period:
No treasury shares were canceled during this period.
(4)	Treasury shares held at the end of this period:
Type and Number:	Ordinary shares	6,215,411 shares

(3)	Employees

Number of Employees	Increase (Decrease) Over Previous Period	Average Age	Average Years of Service
7,864	(342)	43.0	22.0

The number of employees on a consolidated base is 30,666.

(4)	Status of Consolidation
(i)	Results of Consolidation

	Fiscal 2001 (From April 1, 2001 to March 31, 2002)	Fiscal 2002 (From April 1, 2002 to March 31, 2003)
Consolidated Net Sales (in billion yen)	1,035.8	1,089.8
Consolidated Net Income (in billion yen)	(80.6)	3.0
Consolidated ROE (Ratio of Net Income to Shareholders’ Equity)	(18.5%)	0.8%
Consolidated ROA (Ratio of Pretax Income to Total Assets)	(7.8%)	1.0%

Note:	The Company’s consolidated financial statements are based on the accounting principles generally accepted in the United States of America.

(ii)	Principal Subsidiaries

Name	Capital	Ratio of Voting Rights or Ownership	Main Business
	(in JPY million)	(%)
Komatsu Forklift Co., Ltd.	13,033	86.7	Manufacture and sale of industrial vehicles, and logistics-related machinery and equipment

Komatsu Electronic Metals Co., Ltd.	11,636	62.0	Manufacture and sale of silicon wafers for semiconductors

Komatsu Zenoah Co.	5,099	100.0	Manufacture and sale of agricultural and forestry equipment, construction equipment, and industrial machinery

Komatsu Castex Ltd.	4,979	100.0	Manufacture and sale of steel castings and iron castings

Komatsu Kinki Ltd.	1,700	100.0	Sale, repair and service of construction equipments

Komatsu House Co., Ltd.	1,436	86.7	Manufacture, sale and lease of commercial-use-prefabricated structures for businesses

Komatsu Logistics Corp.	1,080	96.3	Packing, baling, transportation, warehousing and port-and-harbor services

Komatsu Industries Corporation	990	100.0	Manufacture and sale of medium sized and small presses and sheet metal machines

Komatsu Chugoku Ltd.	984	100.0	Sale, repair and service of construction equipments

Komatsu Tokyo Ltd.	837	100.0	Sale, repair and service of construction equipment

Komatsu Machinery Corporation	600	100.0	Manufacture of machine tools and semiconductor material processing equipment

Komatsu Hokkaido Ltd.	487	100.0	Sale, repair and service of construction equipment

Komatsu Electronics, Inc.	390	100.0	Manufacture and sale of thermo electric modules and temperature control equipment for semiconductor wet process

Komatsu America Corp.	US$765mil	100.0	Manufacture and sale of construction and mining equipment and supervision of US subsidiaries’ operations

Hensley Industries, Inc.	US$14mil	100.0	Manufacture and sale of construction and mining equipment

Komatsu Do Brasil Ltda.	CR$ 55 mil	100.0	Manufacture and sale of construction equipment and castings
Advanced Silicon Materials LLC	—	100.0	Manufacture and sale of polycrystalline silicon and silane gas
Komatsu Europe International N.V.	EUR45 mil	100.0	Supervision of European subsidiaries’ operations and sale of construction equipment
Komatsu UK Ltd.	Stg.£23 mil	100.0	Manufacture and sale of construction equipment
Komatsu Hanomag GmbH	EUR 19 mil	100.0	Manufacture and sale of construction equipment
Komatsu Mining Germany GmbH	DM 5 mil	100.0	Manufacture and sale of mining equipment
Komatsu Utility Europe S.p.A.	EUR 6 mil	100.0	Manufacture and sale of construction equipment
Komatsu Asia & Pacific Pte Ltd.	12 mil Singapore $	100.0	Supervision of Asian Pacific subsidiaries’ operations, sales of construction equipment and industrial machines
P.T. Komatsu Indonesia Tbk	192,780 mil Rupiahs	55.1	Manufacture and sale of construction equipment and steel and iron castings
Bangkok Komatsu Co., Ltd.	620 mil Bahts	74.8	Manufacture and sale of construction equipment
Komatsu (China) Ltd.	US$ 34 mil	100.0	Supervision of business in China
Komatsu (Changzhou) Construction Machinery Corp.	US$ 21 mil	85.0	Manufacture and sale of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	US$ 21 mil	60.0	Manufacture and sale of construction equipment

Notes:

1.	“ Komatsu Kinki Ltd.” was incorporated by the Company as its wholly owned subsidiary on December 2000 and this company further merged with and acquired “Komatsu Kyoto Ltd.”, “Komatsu Nara Ltd.”, “Komatsu Minami Kinki Ltd.” and “Kansai Komatsu Small Construction Equipment Co., Ltd.” on July 2002.
2.	“Komatsu Chugoku Ltd.” is a company resulting from the merger of “Komatsu Okayama Ltd”., “KomatsuYamaguchi Ltd.”, and “Komatsu Hiroshima Ltd.” as the surviving company, in April 2002 and changed its trade name.
3.	“Komatsu America International Company” and “Komatsu Mining Systems, Inc.” were merged into “Komatsu America Corp.”, as indicated in the previous period.
4.	The Company’s subsidiary owns Hensley Industries Ltd. and Komatsu Do Brasil Ltda.
5	Komatsu Hanomag GmbH. was changed from a stock company to a limited liability company in December 2000.
6	Advanced Silicon Materials LLC is a limited liability company incorporated under the laws of Delaware, USA and the Company invests in this company through a subsidiary. The cumulative investments made in this company, which are equivalent to a capital, amount to US$325 million.
7	The ratio of voting rights shown for Komatsu UK Ltd., Komatsu Utility Europe S.p.A. and Bangkok Komatsu Co., Ltd. include the voting rights held by the Company’s subsidiaries.
8	The ownership ratios for Komatsu Hanomag GmbH, Komatsu (Changzhou) Construction Machinery Corp. and Komatsu Shantui Construction Machinery Co., Ltd. includes the ownership of the Company’s subsidiaries.

(iii)	Principal Affiliated Companies

Name	Capital	Ratio of Voting Rights or Ownership	Main Business
	(in JPY million)	(%)
GIGAPHOTON Inc.	5,000	50.0	Manufacture and sale of excimer lasers for semiconductor exposures
Komatsu Cummins Engine Co., Ltd.	1,400	50.0	Manufacture of diesel engines
Cummins Komatsu Engine Company	—	50.0	Manufacture of diesel engines

Notes:

1.	Cummins Komatsu Engine Company is a general partnership established under the laws of Indiana, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary whose investment amounting to US$2 million.
2.	Komatsu Soft Ltd. (currently “QUARICA Inc.”) was deleted because the Company’s ownership decreased to 20%, as indicated in the previous year.

(iv)	Report on Business Consolidation

1)	On October 1, 2002, the Company exchanged shares respectively with Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co., both of which were listed companies, and turned these companies into wholly-owned subsidiaries of the Company.

2)	The Company executed a joint venture agreement about the forklift business with Linde AG of Germany in November 2002 . Pursuant to this agreement, Linde AG acquired 13.3% of the shares of Komatsu Forklift Co., Ltd. on March 31, 2003.

3)	In August 2002, the Company increased its stake in Komatsu Shantui Construction Machinery Co., Ltd., a joint venture company in China that manufactures and sells construction equipment, to 60% and transformed this company into a subsidiary.

(5)	Major Borrowing

Name of Lenders	Balance of Loans	Number of share of the company held by such Lenders	Ratio of Voting Rights in the Company
	(in JPY billions)	(shares)	(%)
The Hokkoku Bank, Ltd.	9.0	9,549,000	1.0
The Sumitomo Mitsui Banking Corporation	8.5	20,285,000	2.1
The Dai-ichi Mutual Life Insurance Company	6.7	9,099,000	0.9
The Taiyo Mutual Life Insurance Co.	5.5	56,864,000	5.8
Shinkin Central Bank	4.0	—	—

The major lenders on a consolidated basis are The Sumitomo Mitsui Banking Corporation (JPY 42.5 billion), Mizuho Corporate Bank (JPY 24.9 billion), Japan Bank for International Cooperation (JPY 23.1 billion), and The Bank of Tokyo-Mitsubishi, Ltd. (JPY 22.7 billion). (The amounts are the balance of Loans.)

(6)	Principal Business Offices

		Name	Location
Head Office		Head Office	Minato-ku, Tokyo
Research Division		Research Center	Hiratsuka City, Kanagawa Pref.
Plants	The Company	Awazu Plant	Komatsu City, Ishikawa Pref.
		Osaka Plant	Hirakata City, Osaka Pref.
		Mooka Plant	Mooka City, Tochigi Pref.
		Oyama Plant	Oyama City, Tochigi Pref.
	Subsidiaries	Komatsu Electronic Metals Co., Ltd.	Ohmura City, Nagasaki Pref., Kiyotake-cho, Miyazaki Pref.
		Komatsu Forklift Co., Ltd.	Oyama City, Tochigi Pref.
		Komatsu Zenoah Co.	Kawagoe City, Saitama Pref.
		Komatsu Castex Ltd.	Himi City, Toyama Pref.
		Komatsu Electronics, Inc.	Hiratsuka City, Kanagawa Pref.
		Komatsu America Corp.	Chatanooga, Tennessee, USA, Peoria, Illinois, USA
		Hensley Industries, Inc.	Dallas, Texas, USA
		Advanced Silicon Materials, Inc.	Butte, Montana, USA
		Komatsu Do Brasil Ltda.	Suzano, San Paulo, Brazil
		Komatsu UK Ltd.	Birtley, UK
		Komatsu Hanomag GmbH	Hannover, Germany
		Komatsu Mining Germany GmbH	Dusseldorf, Germany
		Komatsu Utility Europe S.p.A.	Este, Italy
		P.T. Komatsu Indonesia Tbk	Jakarta, Indonesia
		Bangkok Komatsu Co., Ltd.	Chonburi, Thai
		Komatsu (Changzhou) Construction Machinery Corp.	Changzhou, Jiangsu Province, China
		Komatsu Shantui Construction Machinery Co., Ltd.	Jining, Shandong Province, China

Note:	The above also includes the major plants of the subsidiaries.

(7)	Directors and Auditors

Position	Name	Responsibility in the Company, or Principal Occupation
Chairman and Director	Satoru Anzaki

President and Representative Director	*Masahiro Sakane

Executive Vice President and Representative Director	*Toshitaka Hagiwara	Assistant to President, Supervision of Administration and overall business

Executive Managing Director	*Kazuhiro Aoyagi	President of Construction & Mining Equipment Marketing Division

Managing Director	*Kunio Noji	President of Production Division

Managing Director	*Kunihiko Komiyama	General Manager of Corporate Planning

Director and Counselor	Tetsuya Katada

Director	Toshio Morikawa	Advisor of The Sumitomo Mitsui Banking Corporation

Standing Statutory Auditor	Norimichi Kitagawa

Standing Statutory Auditor	Masafumi Kanemoto

Statutory Auditor	Masahiro Yoshiike	President and Representative Director of The Taiyo Mutual Life Insurance Co.

Statutory Auditor	Takaharu Dohi	Attorney

Notes:

1.	Director Toshio Morikawa satisfies the requirements for outside director provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2.	Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”
3.	Each Director with the mark * concurrently holds the post of an Executive Officer.

The Directors and Statutory Auditors who resigned from their positions during this term:

Position at the time of resignation	Name	Date of resignation
Executive Managing Director	Koji Ogaki	June 26, 2002
Standing Statutory Auditor	Hiroyuki Watanabe	June 26, 2002

(Reference)

The Company has introduced the “Executive Officer” system and below is the list of the Executive Officers as of March 31, 2003.

The five persons with * mark holds both of the post as a Director and an Executive Officer.

Position	Name	Responsibility in the Company, or Principal Occupation
President and Representative Director (Executive Officer)	*Masahiro Sakane

Executive Vice President and Representative Director (Executive Officer)	*Toshitaka Hagiwara	Assitant to President, Supervision of Administration and overall business

Executive Managing Director (Executive Officer)	*Kazuhiro Aoyagi	President of Construction & Mining Equipment Marketing Division

Managing Director (Executive Officer)	*Kunio Noji	President of Production Division

Managing Director (Executive Officer)	*Kunihiko Komiyama	General Manager of Corporate Planning

Senior Executive Officer	Naomi Anesaki	Supervision of Compliance, General Affairs, Defense Systems, Environment & Safety

Senior Executive Officer	Teruo Nakahara	President of Development Division

Executive Officer	Kota Hoshino	President of Engines & Hydraulics Business Division

Executive Officer	Susumu Isoda	President of Procurement Division and Vice President of Production Division

Executive Officer	Teruo Nagayasu	Vice President of Construction & Mining Equipment Marketing Division

Executive Officer	Masahiro Yoneyama	Deputy General Manager of Corporate Planning

Executive Officer	Shigeki Fujimori	President of Defense Systems Division

Executive Officer	Munenori Nakao	Vice President of Construction & Mining Equipment Marketing Division

Executive Officer	Yasuo Suzuki	President of Industrial Machinery Division

Executive Officer	Yuji Watanabe	President and Representative Director of GIGAPHOTON Inc.

Executive Officer	Kenji Kinoshita	CFO (Chief Financial Officer)

Executive Officer	Makoto Nakamura	President of e-Komatsu Division

Executive Officer	Hiroshi Suzuki	General Manager of Underground Machinery Business

Executive Officer	Mamoru Hironaka	Vice President of Development Division

Executive Officer	Masao Fuchigami	President of Research Division, General Manager of Research Center, Research Division

Executive Officer	Masayuki Sato	Oyama Plant Manager, Engines & Hydraulics Business Division

Executive Officer	Taizo Kayata	President of Overseas Marketing, Construction & Mining Equipment Marketing Division

Executive Officer	Yasuo Kimura	President of Japanese Marketing

(8)	Remuneration for Directors and Auditors

	Number of Persons Paid	Amount Paid (JPY million)	Reference
Directors	9	267

1. The amount of remuneration for the directors and auditors were respectively resolved at the 121st General Meeting of Shareholders and the 112th General Meeting of Shareholders where the maximum amount to be paid to the directors in total per month shall not exceed JPY 30 million and the maximum amount to be paid to auditors in total per month shall not exceed JPY 5 million.

Auditors	5	44	2. In addition to the amounts indicated in the left, a retirement allowance of JPY 91 million is paid to a retiring director and JPY 30 million to a retiring auditor.

Total	14	312	3. No bonus was paid to the directors and auditors for this period. 4. There were eight (8) directors and four (4) auditors as at the end of the current period.

(9)	Issuance of Share Acquisition Rights to persons other than Shareholders on Specifically Favorable Terms

(i)	Number of Share Acquisition Rights issued:
950 rights (1,000 shares per 1 Share Acquisition Right)

(ii)	Class and number of shares for Share Acquisition Rights:
950,000 shares of common shares of the Company

(iii)	Issue price of Share Acquisition Rights:
Share Acquisition Rights are issued at no cost.

(iv)	Amount to be paid in per share upon exercise of Share Acquisition Rights:
JPY 445

(v)	Conditions for exercise of Share Acquisition Right:

1)	The recipients of Share Acquisition Right may exercise their rights although they are no longer directors or employees of the Company in accordance with the terms of the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”).

2)	When a recipient decease, his or her heir may exercise the rights in accordance with the terms of the Agreement.

3)	Other conditions are set forth in the contract.

(vi)	Events and Conditions for the cancellation of Share Acquisition Rights:
Share Acquisition Right may be canceled at no cost in the following events.

1)	Pursuant to the Agreement, if the person granted Share Acquisition Rights loses his/her Share Acquisition Rights or if it becomes definitive that Share Acquisition will not be exercised.

2)	If the Company executes a merger agreement pursuant to which the Company will become the dissolving company.

(vii)	Content of advantageous condition

The Company issued Share Acquisition Rights at no cost to its director’s and employees.

(viii)	The recipients of share acquisition rights and the numbers granted

Directors

Name	Number of Share Acquisition Rights Granted	Number of Shares subject to the Share Acquisition Rights Granted
	(units)	(shares)
Satoru Anzaki	80	80,000
Masahiro Sakane	80	80,000
Toshitaka Hagiwara	70	70,000
Kazuhiro Aoyagi	60	60,000
Kunio Noji	40	40,000
Kunihiko Komiyama	40	40,000
Tetsuya Katada	20	20,000

Employees (top 10)

Name	Number of Share Acquisition Rights Granted	Number of Shares subject to Share Acquisition Rights Granted
	( units)	(shares)
Naomi Anesaki	60	60,000
Teruo Nakahara	40	40,000
Kota Hoshino	20	20,000
Susumu Isoda	20	20,000
Teruo Nagayasu	20	20,000
Masahiro Yoneyama	20	20,000
Shigeki Fujimori	20	20,000
Munenori Nakao	20	20,000
Yasuo Suzuki	20	20,000
Yuji Watanabe	20	20,000

BALANCE SHEET

(As of March 31, 2003)

Millions of yen
ASSETS
CURRENT ASSETS:	325,828
Cash on hand and in banks	55,893
Trade notes receivable	6,850
Trade accounts receivable	127,753
Finished products	24,064
Materials and supplies	2,368
Work in process	21,858
Prepaid expenses	556
Deferred tax assets	15,532
Short-term loans receivable	62,291
Other current assets	14,904
Allowance for doubtful receivables	(6,245)

FIXED ASSETS:	393,040
TANGIBLE FIXED ASSETS:	124,772
Buildings	41,960
Structures	7,942
Machinery and equipment	24,838
Vehicles and delivery equipment	212
Tools, furniture and fixtures	6,075
Land	43,485
Construction in progress	258
INTANGIBLE FIXED ASSETS:	10,474
Utility rights	179
Software	10,237
Other intangible fixed assets	57
INVESTMENTS AND MISCELLANEOUS ASSETS:	257,793
Investment securities	30,463
Capital stock of subsidiaries and contributions	229,851
Long-term loans receivable	3,965
Non-current prepaid expenses	1,166
Deferred tax assets	36,839
Other investments	7,201
Allowance for doubtful receivables	(3,669)
Allowance for investments valuation	(48,025)

TOTAL ASSETS	718,869

LIABILITIES

CURRENT LIABILITIES:	129,499
Notes payable — trade	3,028
Accounts payable — trade	57,477
Short-term loans payable	3,181
Bonds (redeemable within one (1) year)	27,447
Accounts payable	21,962
Accrued corporation taxes, etc.	205
Advances received	1,705
Deferred profit on installment sales	2,026
Accrued bonuses	3,833
Warranty reserve	4,060
Other current liabilities	4,570
LONG-TERM LIABILITIES:	145,025
Bonds	65,000
Long-term loans payable	67,000
Liabilities for severance payments	11,447
Allowance for retirement payments to directors and auditors	1,126
Other long-term liabilities	452
TOTAL LIABILITIES	274,524

SHAREHOLDERS’ EQUITY

CAPITAL:	70,120
Common stock	70,120
CAPITAL SURPLUS:	140,140
Capital reserve	140,140
RETAINED EARNINGS:	234,893
Legal earned surplus	18,029
Reserve for special depreciation	123
Reserve for losses on overseas investment	1
Reserve for advanced depreciation deduction	15,111
Reserve for special advanced depreciation account	4,288
General reserve	180,359
Unappropriated retained earnings for this period (including net income for this period, JPY 3,486 million)	16,979
VARIANCE OF THE ESTIMATE OF SHARES, ETC.	2,305
Variance of the estimate of shares, etc.	2,305
TREASURY SHARES	(3,115)
Treasury Shares	(3,115)
TOTAL SHAREHOLDERS’ EQUITY	444,344

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	718,869

STATEMENT OF INCOME

(From April 1, 2002 to March 31, 2003)

	Millions of yen
ORDINARY PROFITS AND LOSSES
Operating Profit and Losses
Operating income:
Net sales		376,912
Operating expenses:
Cost of sales	281,789
Adjustment to deferred profit on installment Sales	(2,095)
Selling, general and administrative expenses	85,959	365,653

Operating profit:		11,259
Non-operating Profit and Losses:
Non-operating income:
Interest and dividend income	7,672
Other non-operating income	1,038	8,710

Non-operating expenses:
Interest expenses	1,997
Other non-operating expenses	5,338	7,335

Ordinary Profit:		12,634
SPECIAL PROFITS AND LOSSES
Special Income:
Proceeds from sale of investment securities	2,501
Gains from sale of shares of subsidiaries	129
Proceeds from sale of land	1,520	4,151

Special Losses:
Impairment loss on securities invested	8,357
Loss from sale of land	194
Deferred allowance for appraisal of investment securities	3,948	12,500

Income before income taxes		4,285
Corporation, resident and enterprise taxes		217
Foreign tax returns		506
Adjustments to corporation tax, etc.		1,088

Net income for the period		3,486
Unappropriated retained earnings Brought forward		16,353
Interim cash dividend paid		2,860
Unappropriated retained earnings at the end of the period		16,979

Notes:

1.	Accounting Principles

(1)	Method and basis of valuation of securities

Bonds held until maturity: Amortized at cost
Subsidiary shares and shares of affiliates: At cost at moving average
Other securities:

Quoted securities:

At market value based on the market quotation on the settlement date (the valuation difference shall be disposed by directly accounting all this amount to capital, and the sale price shall be computed through moving average)

Unquoted securities:    At cost (moving average)

(2)	Method and basis of valuation of inventories

Finished products (excluding spare parts and real estate held for sale) and work in process: Lower of cost (specific identification basis)
Spare parts: Lower of cost (last-in, first-out)
Real estate held for sale: At cost (specific identification basis)
Materials and supplies: Lower of cost (periodic average)

(3)	Depreciation of tangible fixed assets and intangible fixed assets is computed according to the declining-balance method and the straight-line method respectively.

(4)	As for the provision of severance payments to officers and/or employees, the amount that actually arose as of the end of the period is accounted pursuant to liabilities for severance payments and pension assets. (With respect to the corporate pension system, as the pension assets exceed the liabilities for severance payments, the prepaid pension expense is accounted.)

(5)	Allowance for appraisal of investment securities is accounted by taking into consideration the asset content of the issuer and fluctuation of the foreign exchange of the country of the issuer in order to prepare for losses from investing in domestic and overseas unlisted companies.

(6)	Accounting method of lease transactions

General accounting methods employed for ordinary lease transactions are used for accounting finance lease transactions, excluding such transactions in which it is recognized that the ownership of the leased article is being transferred to the borrower.

(7)	Accounting for consumption tax

Accounting procedures in regard to consumption taxes follow the tax-exempt method.

(8)	Change in accounting principles

Change in the accounting method for treasury shares and reversal of legal reserves

Due to the application of the “Accounting Standards for Treasury Shares and Reversal of Legal Reserves” (Corporate Accounting Standards No. 1) from the fiscal year commencing on and after April 1, 2002, the Company adopted these standards starting from this period. The effect of this application on the profit and loss for this period is minimal. The “Shareholders’ Equity” section of the balance sheet for this period is presented in accordance with Article 69 of the Enforcement Rules of the Commercial Code before amendment of 2003 (No. 22 of the Cabinet Order of the Ministry of Justice).

2.	Matters concerning the Balance Sheet

(1)	Fractions of one million yen have been discarded.

(2)	Short-term receivables from subsidiaries: JPY139,421 million

Short-term debts payable to subsidiaries: JPY17,322 million

Long-term receivables from subsidiaries: JPY419 million

(3)	Accumulated depreciation of tangible fixed assets: JPY299,734 million

(4)	In addition to the fixed assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(5)	Important assets and liabilities denominated in foreign currencies

Accounts receivable denominated in foreign currencies:
JPY8,553 million Denominated in: US dollars: US$61 million
Euro: EUR 8 million

The above does not include accounts subject to forward foreign exchange contracts.

(6)	The allowance for severance payments and pension assets in the severance payment trust which is offset with the former allowance as of the end of the period (excluding differences due to unrecognized computation of figures) are as follows:

Lump sum payment of severance payment
Allowance for severance payments (before deduction of pension assets in severance payment trust)	JPY22,059 million

Pension assets in severance payment trust (excluding differences due to unrecognized computation of figures)	JPY10,612 million

Allowance for severance payments (after deduction of the pension assets in the severance payment trust)	JPY11,447 million

Qualified Pension
Prepaid pension expense	JPY1,702 million

(7)	The allowance for directors’ retirement payments is an allowance accounted pursuant to Article 287-2 of the Commercial Code.

(8)	Guaranteed liability: JPY92,769 million

Balance under letters of awareness, etc.: JPY98,621 million

Maximum repurchase amount for the transferred claims for installment sales receivables: JPY1,440 million

(9)	The amount of net assets prescribed in Article 290, Paragraph 1, Item 6 of the Commercial Code: JPY2,305 million

(10)	Net Income Per Share JPY3.50

Change of computation of the net income per share

Due to the application of the “Accounting Standards Concerning Net Income Per Share” (Corporate Accounting Standards No. 2) and “Guidelines for Application of the Accounting Standards Concerning Net Income Per Share” (Corporate Accounting Standard Guidelines No. 4) from the fiscal year commenced on and after April 1, 2002, the Company applied these standards and guidelines starting from this period. As a note, the net income per share for the current period computed in accordance with the method applied in the previous period would be JPY3.58.

(11)	Kind and total number of issued and outstanding shares at the end of the period: 998 million ordinary shares

Kind and the number of treasury shares held at the end of the period: 6 million ordinary shares

3.	Matters concerning the Statement of Income

(1)	Fractions of one million yen have been discarded.

(2)	Trading with subsidiaries

Sales:	JPY182,059 million
Purchases:	JPY87,506 million
Trading other than operating transactions:	JPY9,256 million

PROPOSAL FOR APPROPRIATION OF PROFIT

(For the period ending in March 2003)

Unit: yen
Unappropriated retained earnings at the end of the period	16,979,866,071
Reversal of reserve for special depreciation	43,256,315
Reversal of reserve for loss on overseas investments	162,900
Reversal of reserve for advanced depreciation deduction	1,232,020,368
Reversal of special advanced depreciation account	4,288,551,616
TOTAL	22,543,857,270
The foregoing amount is proposed to be appropriated as follows:
Cash dividends	2,977,585,947
(Per share)	(JPY3)
Bonus for directors (including JPY11,000,000 for auditors)	76,000,000
Reserve for special depreciation	1,841,400
Reserve for losses on overseas investment	24,600
Reserve for advanced depreciation deduction	953,190,647
Reserve for special advanced depreciation account	548,874,855
Unappropriated retained earnings carried forward to the next period	17,986,339,821

Notes:

1.	The total dividends applicable to this fiscal period would amount to JPY5,873,640,801 (including the interim dividends of JPY3 per share, totaling JPY2,860,054,854 paid on December 6, 2002).
2.	The amounts entered respectively for reversals and provisions of “Reserve for special depreciation”, “Reserve for loss on overseas investments”, “Reversal” and “Reserve” for “Advanced depreciation deduction” and “Reserve for special advanced depreciation account” are recorded in accordance with the Special Taxation Measures Law. The amounts for the “Reserve for special depreciation”, “Reserve for loss on overseas investments”, and “Reserve” for “Advanced depreciation deduction” are respectively increased as follows reflecting the change of the effective tax rate due to introduction of the pro forma standard taxation system on corporate enterprise tax.

Reserve for special depreciation:	JPY1,841,400

Reserve for loss on overseas Investments:	JPY24,600

Reserve for Advanced depreciation deduction:	JPY317,455,800

EXHIBIT I

AUDIT REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AUDIT REPORT

May 6, 2003

To: KOMATSU LTD.

We have made an examination, under the provision of Article 2 of “The Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”, of the Balance Sheet, Statement of Income, Business Report (as to accounting information only), Proposal for Appropriation of Profit, and Supplemental Schedules (as to accounting information only) of Komatsu Ltd. (the “Company”), with respect to its 134th fiscal period beginning on April 1, 2002 and ending on March 31, 2003. Our examination with respect to the Business Report and Supplemental Schedules was limited to the information therein derived from the Company’s books of account. These accounts and the supplemental schedules were prepared under the responsibility of the management and our role is to express an opinion towards these accounts and supplemental schedules from an independent viewpoint.

In performing the above examination, we have followed the auditing standards generally recognized as fair and appropriate in Japan. These auditing standards requires us to provide a reasonable guarantee as to whether there are any materially false presentations in these accounts and supplemental schedules. We basically conduct a test in our auditing process where we evaluate the accounting policies and the applications thereof and the estimates computed by the management and review the comprehensive presentation of the accounts and the supplemental schedules. We believe that we have obtained reasonable basis for us to express an opinion on the results of our audit. These auditing procedures also include the audits conducted on the subsidiaries which we considered as necessary.

Our opinions, based on such examination, are as follows:

(1)	The above-mentioned Balance Sheet and Statement of Income properly present the conditions concerning assets of the Company and its profit and loss in compliance with applicable laws and regulations and the Company’s Articles of Incorporation.

(2)	The above-mentioned Business Report (as to the accounting information only) properly presents the conditions of the Company in compliance with applicable laws and regulations and the Company’s Articles of Incorporation.

(3)	The above-mentioned Proposal for Appropriation of Profit is in conformity with applicable laws and regulations and the Company’s Articles of Incorporation.

(4)	There are no matters that the auditors are required to mention with respect to the above-mentioned Supplemental Schedules (as to accounting information only) in accordance with applicable provisions of the Commercial Code.

Our firm and engagement partners do not have any interest in or relationship with the Company as to which disclosure is required under the applicable provision of the Certified Public Accountants Law.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ASAHI & CO.

Representative Partner, Engagement Partner, Accountant
Tadao Kuwano (seal) Certified Public Accountant

Representative Partner, Engagement Partner, Accountant
Tetsuzo Hamajima-(seal) Certified Public Accountant

Representative Partner, Engagement Partner, Accountant
Fumio Koike (seal) Certified Public Accountant

EXHIBIT II

BOARD OF STATUTORY AUDITORS’ REPORT

AUDIT REPORT

May 9, 2003

Having been reported by each Statutory Auditor on the method and results of the audit in regard to the performance of duties by the directors of Komatsu Ltd. (the “Company”) for the 134th fiscal year (beginning on April 1, 2002 and ending on March 31, 2003), the Board of Statutory Auditors of the Company prepares this Audit Report on deliberation and reports as follows:

1.	Outline of Method of Examination

In accordance with the policy of audit and the assignment prescribed by the Board of Statutory Auditors, each Statutory Auditor participated in meetings of the Board of Directors and other important meetings of the Company, received reports from the directors, etc. on matters relating to the business operations of the Company, read important approval documents, etc., investigated at the head office and the major places of business of the Company into matters relating to the management of business and the status of property thereof, and requested subsidiaries to report on business as considered necessary. We also received reports and explanations from the independent certified public accountants and examined the contents of the Company’s financial documents and supplemental schedules.

We requested reports from directors, etc. as necessary, in addition to the above method of audit, for matters such as those concerning the directors’ involvement in transactions competitive with the Company’s business and in transactions which may conflict with the Company’s interests, the Company’s bestowing benefits, the Company’s unusual transactions with subsidiaries and shareholders and the Company’s acquisition or disposal of its treasury shares, and investigated such transactions in detail.

2.	Results of Examination

We are of the view:

(1)	that the method and results of the audit conducted by Asahi & Co., the Company’s independent certified public accountants, are appropriate;

(2)	that the contents of the Business Report (other than accounting information) present fairly the conditions of the Company as required by related laws and regulations and the Articles of Incorporation of the Company;

(3)	that there are no matters which we are required to mention in the Proposal for Appropriation of Profit in the light of the financial conditions of the Company and other circumstances;

(4)	that the Supplemental Schedules (other than accounting information) properly contain information required to be contained therein and that there are no matters which we are required to mention; and

(5)	that in connection with performance of duties by the directors including their duties relating to subsidiaries, we did not find any unlawful act or any material fact which constitutes violation of laws and regulations or the Articles of Incorporation of the Company. Further, with respect to matters such as the directors’ involvement in transactions competitive with the Company’s business and in transactions which may conflict with the Company’s interests, the Company’s bestowing of benefits and the Company’s unusual transactions with subsidiaries and shareholders, and the Company’s acquisition or disposal of its own stocks, we are of the opinion that there was no breach of obligation of directors.

Norimichi Kitagawa (seal)

Standing Statutory Auditor

Masafumi Kanemoto (seal)

Standing Statutory Auditor

Masahiro Yoshiike (seal)

Statutory Auditor

Takaharu Dohi (seal)

Statutory Auditor

Note:	Messrs. Masahiro Yoshiike and Takaharu Dohi of Statutory Auditors are outside auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”.

REFERENTIAL DOCUMENTS REGARDING

THE EXERCISE OF VOTING RIGHTS

1.	Total number of voting rights held by all the shareholders:

980,361 voting rights

2.	Explanations of items of business:

1st Item of Business:	Matters concerning the approval of the proposed Appropriation of Profit for the 134th business term (April 1, 2002—March 31, 2003)

The proposal for appropriation of profit is as described in EXHIBIT IV .

Based on our comprehensive consideration of our current fiscal year’s performance and dividend pay out ratio, the Company decided for the amount of cash dividend per share as of the end of this period to be JPY 3.00 per share which is the same amount as the interim dividend for the current fiscal year and the dividend of the previous fiscal period.

2nd Item of Business:	Matters concerning the Company’s acquisition of its treasury shares

For the purposes of realizing flexible management that can cope with the changing business environment, the Company seeks approval from the shareholders for the Company to purchase its own ordinary shares up to a maximum of ten million shares at the total acquisition price of JPY 5 billion during the period from the close of this Ordinary General Meeting of Shareholders (“Meeting”) until the close of the following ordinary general meeting of shareholders pursuant to the provisions of Article 210 of the Commercial Code.

3rd Item of Business:	Matters concerning partial amendment of the Articles of Incorporation

1.	Reason for amendments:

(1)	Pursuant to the “Law Concerning Amendments to the Commercial Code Etc.” (Law No. 44 of 2002), the Company may now provide in its Articles of Incorporation for a quorum for special resolutions at the Meeting of shareholders and in order to clearly provide for the necessary quorum for any items that require a special resolution, the Company shall amend Article 16 of its Articles of Incorporation. Also, as the share invalidation system was introduced, relevant amendments shall be made to Article 8 and Article 9 of the current Articles of Incorporation.

(2)	Pursuant to the “Law Concerning Amendments to the Law for Special Exceptions to the Commercial Code Concerning Audit of Kabushiki Kaisha” (Law No. 149 of 2001), the term of office of the statutory auditors was extended from 3 years to 4 years and Article 31 of the current Articles of Incorporation shall be amended accordingly. In addition, this amendment to Article 31 shall apply with respect to the statutory auditors to be elected at this Meeting of shareholders in accordance with the supplementary provisions of this amended law.

(3)	Pursuant to the “Law Concerning Amendments to the Commercial Code” (Law No. 128 of 2001) which provides for the computerization of corporate documents, relevant amendments shall be made to Articles 12, 17, 25, 35, and 38 through 39 of the current Articles of Incorporation.

2.	Details of the amendments:

The amendments to be made are as follows:

Current Articles of Incorporation	Proposed amendments
(Amendments are shown in underlines)
CHAPTER II . SHARES	CHAPTER II . SHARES
Article 8. Transfer Agent	Article 8. Transfer Agent
The Company shall appoint a transfer agent relating to the shares.	The Company shall appoint a transfer agent relating to the shares.

The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company.	The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company.

The Register of Shareholders and the Register of Beneficial Owners of the Company shall be kept at the place for shareholders service of the transfer agent. The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, purchase of shares less than one unit (tangen) of shares, and any other services concerning shares. The Company shall not handle these services.

The Register of Shareholders, the Register of Beneficial Owners of the Company, and the Register of Lost Share Certificates shall be kept at the place for shareholders service of the transfer agent. The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other services concerning shares. The Company shall not handle these services.

Article 9. Share Handling Regulations	Article 9. Share Handling Regulations

Types of shares, and the handling of registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of Beneficial Owners, receiving of beneficial owners’ notification, purchase of shares less than one unit (tangen) of shares, and any other handling concerning shares shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.

Types of shares, and the handling of registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other handling concerning shares shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.

Article 12. Record Date and Suspension of Shareholders’ Register	Article 12. Record Date and Suspension of Shareholders’ Register

Those shareholders who are listed in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.

Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.

In the case prescribed in the preceding two paragraphs or if the Board of Directors deem it necessary, a temporary suspension of new entries in the Shareholders’ Register may be effected through a resolution of the Board of Directors for a specified period, by giving a two (2) week prior public notice thereof.

In the case prescribed in the preceding two paragraphs or if the Board of Directors deem it necessary, a temporary suspension of new entries or recordings in the Shareholders’ Register may be effected through a resolution of the Board of Directors for a specified period, by giving a two (2) week prior public notice thereof.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS
Article 16. Resolutions of General Meetings of Shareholders	Article 16. Resolutions of General Meetings of Shareholders

Except as otherwise provided by law or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by the affirmative vote of a majority of the shareholders present at the meeting.

Except as otherwise provided by law or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by the affirmative vote of a majority of the shareholders present at the meeting.

(New)

A special resolution set forth in Article 343 of the Commercial Code shall be made by the affirmative vote of not less than two-third ( 2/3) of the voting rights held by shareholders present at the meeting at which not less than one-third ( 1/3) of the voting rights of all shareholders are represented.

Article 17. Minutes of General Meetings of Shareholders	Article 17. Minutes of General Meetings of Shareholders

With respect to the substance of the proceedings and the results of general meetings of shareholders of the Company, minutes shall be prepared, and the chairman of the meeting and the directors present thereat shall affix their names and seals thereto. The minutes shall be preserved at the Company.

With respect to the substance of the proceedings and the results of general meetings of shareholders of the Company, minutes shall be prepared, either in paper or as an electronic record, and the chairman of the meeting and the directors present thereat shall affix their names and seals thereto or put their electronic signatures thereon. The minutes shall be preserved at the Company.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS
Article 25. Minutes of Meetings of the Board of Directors	Article 25. Minutes of Meetings of the Board of Directors

With respect to the substance of the proceedings and the results of meetings of the Board of Directors, minutes shall be prepared, and the directors and statutory auditor(s) present thereat shall affix their names and seals thereto. The minutes shall be preserved at the Company.

With respect to the substance of the proceedings and the results of meetings of the Board of Directors, minutes shall be prepared, either in paper or as an electronic record, and the directors and statutory auditor(s) present thereat shall affix their names and seals thereto or put their electronic signature thereon. The minutes shall be preserved at the Company.

CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS
Article 31. Minutes of Meetings of the Board of Directors	Article 31. Minutes of Meetings of the Board of Directors

The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts occurring within three (3) years after his/her assumption of office.

The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts occurring within four (4) years after his/her assumption of office.

The term of office of a statutory auditor elected to fill a vacancy shall be concurrent with the term of office of his/her predecessor	The term of office of a statutory auditor elected to fill a vacancy shall be concurrent with the term of office of his/her predecessor.

Article 35. Minutes of Meetings of the Board of Statutory Auditors	Article 35. Minutes of Meetings of the Board of Statutory Auditors

With respect to the substance of the proceedings and the results of meetings of the Board of Statutory Auditors, minutes shall be prepared and statutory auditors present thereat shall affix their names and seals thereto. The minutes shall be preserved at the Company.

With respect to the substance of the proceedings and the results of meetings of the Board of Statutory Auditors, minutes shall be prepared, either in paper or as an electronic record, and statutory auditors present thereat shall affix their names and seals thereto or put their electronic signature thereon. The minutes shall be preserved at the Company.

CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS
Article 38. Payment of Dividends	Article 38. Payment of Dividends

The Company shall pay dividends to shareholders or pledgees whose names are entered in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of the end of the business year.

The Company shall pay dividends to shareholders or pledgees whose names are entered or recorded in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of the end of the business year.

Article 39. Payment of Interim Dividends	Article 39. Payment of Interim Dividends

The Company may, by resolution of the Board of Directors, pay interim dividends (“Interim Dividends”) provided under Article 293-5 of the Commercial Code to shareholders or pledgees whose names are entered in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of September 30th of each year.

The Company may, by resolution of the Board of Directors, pay interim dividends (“Interim Dividends”) provided under Article 293-5 of the Commercial Code to shareholders or pledgees whose names are entered or recorded in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of September 30th of each year.

4th Item of Business:	Election of eight Directors

The terms of office of eight (8) directors will terminate as of the close of this General Shareholders’ Meeting (the “Meeting”).

Thus, an election of eight Directors is requested and the following candidates are nominated for the position.

DIRECTOR CANDIDATES

Name	Brief Personal History		Number of Shares of the Company Held
(Date of Birth)	(Representative positions in other companies)		(shares)
Satoru Anzaki (March 3, 1937)	4/1961	Joined the Company	135,488
	3/1985	Director
	11/1988	Managing Director
	6/1991	Executive Managing Director
	6/1995	President and Representative Director
	6/2001	Chairman of the Board (current position)

Masahiro Sakane (January 7, 1941)	4/1963	Joined the Company	59,100
	6/1989	Director
	6/1994	Managing Director
	6/1997	Executive Managing Director
	6/1999	Executive Vice President and Representative Director
	6/2001	Representative Director and President (current position)

Toshitaka Hagiwara (June 15, 1940)	12/1969	Joined the Company	55,399
	6/1990	Director
	6/1995	Managing Director
	6/1997	Executive Managing Director
	6/1999	Executive Vice President and Representative Director (current position)

Kazuhiro Aoyagi (April 14, 1943)	4/1967	Joined the Company	40,000
	6/1993	Director
	6/1998	Managing Director
	6/1999	Senior Executive Officer
	6/2001	Executive Managing Director
	4/2003	General Manager of Corporate Planning (current position),
Director & Senior Executive Officer (current position)

Kunio Noji (November 17, 1946)	4/1969	Joined the Company	28,710
	6/1997	Director
	6/1999	Executive Officer
	6/2000	Senior Executive Officer
	6/2001	Managing Director
	4/2003	President of Construction & Mining Equipment Marketing Division (current position),
Director & Senior Executive Officer (current position)

Kunihiko Komiyama (May 5, 1945)	4/1968	Joined the Company	31,000
	6/1996	Director
	6/1999	Senior Executive Officer
	6/2002	Managing Director
	4/2003	President of Development Division (current position)
Director and Senior Executive Officer (current position)

Toshio Morikawa (March 3, 1933)	4/1955	Joined Sumitomo Bank Ltd.(currently The Sumitomo Mitsui Banking Corporation, the “Bank”)	0
	6/1980	Director of the Bank
	2/1984	Managing Director of the Bank
	10/1985	Executive Managing Director and Representative Director of the Bank
	10/1990	Vice President and Representative Director of the Bank
	6/1993	President and Representative Director of the Bank
	6/1997	Chairman and Representative Director of the Bank
	6/1999	Director of the Company (current position)
	3/2001	Counsel of the Bank
	4/2001	Counsel of The Sumitomo Mitsui Banking Corporation
	6/2002	Advisor of the Bank

Hajime Sasaki (April 6, 1936)	4/1961	Joined NEC Corporation (NEC Corporation, the “Corp.”)	2,100
	6/1988	Director of the Corp.
	6/1991	Senior Vice President of the Corp.
	6/1994	Executive Vice President of the Corp.
	6/1996	Senior Vice President and Representative Director of the Corp.
	3/1999	Representative Director and Chairman of the Board of the Corp. (current position)
[Representative positions in other companies] Chairman and Representative Director of the Board of NEC Corporation

Note:	Messrs. Toshio Morikawa and Hajime Sasaki, candidates for directors, satisfy the conditions of outside directors provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

5th Item of Business:	Matters concerning the election of one Statutory Auditor

The term of office of the Statutory Auditor, Mr. Masahiro Yoshiike, will expire at the close of the Meeting.

Accordingly, it is proposed that one Statutory Auditor be elected and the following candidate is nominated for the position.

For information, this item for resolution was reviewed and approved by the Board of Statutory Auditors.

STATUTORY AUDITOR CANDIDATE

Name	Brief Personal History		Number of shares of the Company Held
(Date of Birth)	(Representative positions in other companies)		(shares)
Masahiro Yoshiike (March 23, 1940)	4/1963	Joined The Taiyo Mutual Life Insurance Co. (The Taiyo Mutual Life Insurance, the “Corp”.)	2,000
	7/1990	Director of the Corp.
	4/1991	Managing Director of the Corp.
	7/1995	President and Representative Director of the Corp.
	6/1997	Statutory Auditor of the Company (current position)
	4/2003	President and Representative Director of The Taiyo Life Insurance Company (current position)
[Representative positions in other companies] President and Representative Director of The Taiyo Life Insurance Company

Note:	Mr. Masahiro Yoshiike, a candidate for the Statutory Auditor, satisfies the conditions of outside auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki Kaisha”.

6th Item of Business:	Matters concerning the issuance of Share Acquisition Rights to persons other than Shareholders for the purpose of employees/directors stock options.

Pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company shall issue stock acquisition rights at no cost to its Directors, employees, and representative director and presidents of its major subsidiaries for the reasons stated below and in the following manner and hereby requests for approval of the shareholders.

1.	Reason for issuing share acquisition rights to persons other than Shareholders at no cost:

For the purposes of raising the motivation and lifting the morale of the Directors, employees, and representative director and presidents of major subsidiaries which shall contribute to the improvement of the consolidated performance of the Company, the Company wishes to issue rights to acquire new shares at no cost to the recipients in the form of stock options (“Share Acquisition Rights”). As described below, the amount to be paid upon exercise of the Share Acquisition Rights shall be based on the market price of the share at the time of issuance of Share Acquisition Rights.

2.	Manner of issuing Share Acquisition Rights:

(1)	Persons who will receive share acquisition rights:

Directors and employees of the Company, and Representative director and presidents of its major subsidiaries

(2)	Class and number of shares subject to Share Acquisition Rights:

A maximum of 1,280,000 ordinary shares of the Company. Provided, however, if the number of shares to be issued due to exercise of Share Acquisition Rights should be adjusted due to below (3) (including transfer of treasury shares instead of issuance of new shares; hereinafter the same), the above maximum of the total number of shares shall also be adjusted in accordance with such increase or decrease in the total number of shares.

(3)	Total number of Share Acquisition Rights to be issued:

A maximum of 1,280 rights shall be issued.

The number of shares subject to one right of Share Acquisition Rights shall be 1,000 shares. Provided, however, if the Company effects stock splits or stock consolidations, the number of shares subject to Share Acquisition Rights that have not been exercised at such time shall be adjusted in accordance with the following formula and fractions of less than one share shall be discarded.

Number of shares after adjustment = number of shares before adjustment X ratio of stock split (or stock consolidation)

(4)	Issue price of Share Acquisition Rights:

Share Acquisition Rights shall be issued at no cost.

(5)	Amount to be paid to exercise the Share Acquisition Rights:

The amount to be paid at the exercise of Share Acquisition Rights shall be the amount obtained by multiplying the amount of one share to be issued at the exercise of each Share Acquisition Right (the “paid-in amount”) by the number of shares that are the subject of one right of Share Acquisition Rights.

The paid-in amount shall be the amount calculated as the average of the closing price of the Company’s ordinary shares of each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of issue of Share Acquisition Rights falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the paid-in amount shall not be less than the closing price of the Company’s ordinary shares on the issue date of such Share Acquisition Rights.

If the Company effects stock splits or stock consolidation after issuing the Share Acquisition Rights, the paid-in amount shall be adjusted as follows with fractions less than one yen being rounded up to a whole yen.

Paid-in amount After adjustment	=	Paid-in amount before adjustment		1
			x	Ratio of stock split (or stock consolidation)

If the new shares are to be issued at a price below the market price (excluding when converting the convertible bonds provided in the Commercial Code before the amendment of April 1, 2002 or when exercising the rights under the stock option provided in the Commercial Code before the amendment of April 1, 2002), the paid-in amount shall be adjusted in accordance with the below formula with fractions less than one yen being rounded up to a whole yen.

				Number of currently issued shares	+	Number of newly issued shares	x	Amount paid per share
Paid-in amount After adjustment	=	Paid-in amount before adjustment	x			Market price per share

				Number of currently issued shares	+	Number of new shares issued

(6)	Period for exercising Share Acquisition Rights:

From August 1, 2004 to July 31, 2009. Notwithstanding the foregoing, if any of the persons who are granted Share Acquisition Rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the date of the death of the person.

(7)	Conditions for exercising Share Acquisition Rights:

(i)	Any of the persons granted Share Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”) based on the resolution of this Meeting and the resolution of the Board of Directors Meeting even after the person is no longer a director or an employee of the Company and its major subsidiaries.

(ii)	If any of the persons granted the Share Acquisition Rights dies, his or her heir may exercise the rights pursuant to the Agreement.

(8)	Events and conditions for cancellation of Share Acquisition Rights:

Share Acquisition Rights may be canceled at no cost in the following events:

(i)	Pursuant to the Agreement, if the person granted Share Acquisition Rights loses his/her Share Acquisition Rights or if it becomes definitive that Share Acquisition Rights will not be exercised.

(ii)	If the Company executes a merger agreement pursuant to which the Company will become the dissolving company.

(9)	Restrictions on transfer:

The transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

(10)	Handling in the event of share exchange or mandatory share transfer:

If the Company effects a share exchange or a mandatory share transfer for purpose of the Company becoming a wholly-owned subsidiary of another company, the Company’s obligations with respect to Share Acquisition Rights shall be succeeded by the company which shall become the 100% holding parent company as a result of such share exchange or mandatory share transfer.

(11)	Other matters:

Other matters concerning the issue of Share Acquisition Rights shall be referred to the Agreement.

7th Item of Business:	Matters concerning the payment of retirement allowance to retiring Director.

As of the close of this meeting, Mr. Tetsuya Katada will retire from the office of the Director. To reward him for the services he rendered, the Board of Directors proposes to pay retirement allowance in reasonable amounts in accordance with the rules prescribed by the Company.

It is also proposed that the details of the allowance in terms of the amount, time and method of payment be determined by the Board of Directors. His brief personal history is as follows:

Name	Brief Personal History
Tetsuya Katada	3/1978	Director
	3/1983	Managing Director
	3/1987	Executive Managing Director
	6/1988	Executive Vice President and Representative Director
	5/1989	President and Representative Director
	6/1995	Chairman and Representative Director
	6/1999	Chairman and Director
	6/2001	Director and Counselor (current position)

END